UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ORGANIC ALLIANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68618N100
(CUSIP Number)
Anshuman Dube
Thread Master GP, LLC
10880 Wilshire Blvd., Suite 950
Los Angeles, California 90024
(310) 500-2151
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68618N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thread Master GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power 0 Shared Voting Power 11,164,732 Sole Dispositive Power 0 Shared Dispositive Power 11,164,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) PN

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CUSIP No.	68618N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anshuman Dube
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power 0 Shared Voting Power 11,164,732 Sole Dispositive Power 0 Shared Dispositive Power 11,164,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No.	68618N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott Booth
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power 0 Shared Voting Power 11,164,732 Sole Dispositive Power 0 Shared Dispositive Power 11,164,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) IN

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EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of Organic Alliance, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D as set forth below:

ITEM 4. PURPOSE OF TRANSACTION.

The last two paragraphs of Item 4 are replaced with the following:

On or about April 28, 2011, Theorem made a short-term loan to the Issuer for $60,000 and in exchange, the Issuer issued to Theorem a convertible demand promissory note for $70,588.24, or an original discount of 15.00% (the “Note”). The Note is convertible into shares of the Issuer’s Common Stock at any time at a conversion price of $0.05 per share, or 1,411,765 shares of Common Stock. The Note is due on the earlier of May 31, 2011 or the Issuer closing a debt or equity financing in which it raises $600,000 or more. In consideration of the bridge loan, the Issuer also issued to Theorem a five-year warrant to purchase up to 705,882 shares of Common Stock at an exercise price of $0.25 per share (the “Bridge Loan Warrant”).

On or about May 11, 2011, Theorem assigned all of its rights and obligations under the Note and the Bridge Loan Warrant to TMGP pursuant to a Loan Assignment Agreement dated May 9, 2011.

As of the date of this filing, neither the Note, the Three-Year Warrant nor the Bridge Loan Warrant have been converted or exercised. To the actual knowledge of the Reporting Persons, the Issuer does not currently have any commitments for a Stock Sale within the next 60 calendar days. Accordingly, the shares of Common Stock issuable upon exercise of the Five-Year Warrant have not been included in the beneficial ownership calculation of the Reporting Persons.

The Reporting Persons do not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety as follows:

The disclosures in Item 4 above are incorporated by reference into this Item 5.

As of the date of this filing, TMGP directly owns the Three-Year Warrant to purchase up to 9,047,085 shares of Common Stock, the Five-Year Warrant to purchase up to 9,047,085 shares of Common Stock (the Five-Year Warrant is not currently exercisable and is not expected to be exercisable within the next 60 days), the Note, which is convertible into 1,411,765 shares of Common Stock, and the Bridge Loan Warrant to purchase up to 705,882 shares of Common Stock. Based on the assumption that the Issuer has 55,674,374 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Information Statement filed with the Securities and Exchange Commission on November 15, 2010, the Reporting Persons beneficially own 18.4% of the Issuer’s outstanding shares of Common Stock.

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Dube and Booth share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of the Issuer’s securities held by TMGP.  Aside from the transactions described in Item 4 of this Schedule, neither Reporting Person has purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.

To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

99.6	Convertible Demand Promissory Note, dated April 28, 2011.

99.7	Bridge Loan Warrant, Dated April 28, 2011.

99.8	Loan Assignment Agreement, dated May 9, 2011, by and among Organic Alliance, Inc.,
Theorem Group, LLC and Thread Master GP, LLC.

99.9	Agreement of Joint Filing, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

THREAD MASTER GP, LLC

By:	/s/ Anshuman Dube
Anshuman Dube, Manager

Dated: May 17, 2011

/s/ Anshuman Dube
ANSHUMAN DUBE

Dated: May 17, 2011

/s/ Scott Booth
SCOTT BOOTH

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